                                                                     Exhibit 4.6

                                  June 9, 2000



Corrpro Companies, Inc.
1090 Enterprise Drive
Medina, Ohio 44256

Ladies and Gentlemen:

         Reference is made to that certain Note Purchase Agreement, dated as of January 21, 1998 (as amended from time to time, the "NOTE AGREEMENT"), between Corrpro Companies, Inc., an Ohio corporation (the "COMPANY"), and The Prudential Insurance Company of America ("PRUDENTIAL"), pursuant to which the Company issued and sold its 7.60% Senior Notes due January 15, 2008 in the original aggregate principal amount of $30,000,000 (the "NOTES"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Note Agreement.

         Pursuant to the request of the Company and in accordance with the provisions of paragraph 11C of the Note Agreement, the Company and the undersigned holders of the Notes executing this letter agree as follows:

         SECTION 1. AMENDMENTS TO NOTE AGREEMENT. From and after the date this
Section 1 becomes effective in accordance with the terms of Section 3 hereof, the Note Agreement is amended as follows:

         1.1. Paragraph 5 of the Note Agreement is amended by adding new paragraphs 5I and 5J thereto, such paragraphs to read as follows:

                  "5I. SUBSEQUENT GUARANTORS. The Company covenants that if at any time any Person, which is not a Significant Subsidiary as of the Effective Date, shall become a Significant Subsidiary (other than a Foreign Subsidiary or a Subsidiary owned by a Foreign Subsidiary), the Company will cause such Person to execute and deliver to the holders of the Notes a Guaranty substantially in the form of the Guaranty delivered pursuant to the June 2000 Modification and will cause such Person to comply with the provisions of paragraph 5J hereof.

                  5J. DELIVERIES; FURTHER ASSURANCES. The Company covenants to, and to cause each Significant Subsidiary (other than a Foreign Subsidiary or a Subsidiary owned by a Foreign Subsidiary) to, until the Security Interest Release Date, at its sole expense, promptly execute and deliver, or cause to be executed and delivered, to the holders of the

         Notes or the Collateral Agent, in due form for filing or recording (the Company hereby agrees to pay the cost of filing or recording the same (including without limitation any and all filing fees and recording taxes)) in all public offices necessary or deemed necessary by the Required Holder(s) or the Collateral Agent, such collateral assignments, security agreements, pledge agreements, mortgages, leasehold mortgages, warehouse receipts, bailee letters, consents, waivers, financing statements and other instruments and documents, and do such other acts and things, including, without limitation, all acts and things as the Required Holder(s) or the Collateral Agent may from time to time reasonably request, to establish and maintain to the satisfaction of the Required Holder(s) and the Collateral Agent a valid and perfected first priority security interest in favor of the Collateral Agent in all of the present and/or future Collateral free of all other Liens whatsoever (subject only to Permitted Liens), and to deliver to the Collateral Agent or the holders of the Notes such certificates, documents, instruments and opinions in connection therewith as may be reasonably requested by the Collateral Agent or the Required Holder(s), each in form and substance reasonably satisfactory to the Collateral Agent and the Required Holder(s); provided that neither the Company nor any Subsidiary shall be required to pledge more than 65% of the stock of any Foreign Subsidiary. In the event that the Company or any Subsidiary hereafter acquires any real property or interest in real property on which a Lien is required to be granted to the Collateral Agent pursuant to this paragraph, then the Company shall also supply to the Collateral Agent and the holders of the Notes, at the Company's sole cost and expense, a survey, environmental report, hazard insurance policy and a mortgagee's policy of title insurance from a title insurer reasonably acceptable to the Required Holder(s) insuring the validity of such Lien on the real property or interest in real property encumbered thereby, each in form and substance reasonably satisfactory to the Collateral Agent and the Required Holder(s). The Company hereby irrevocably makes, constitutes and appoints the Collateral Agent (and all other persons designated by the Collateral Agent for that purpose) as the Company's true and lawful agent and attorney-in-fact to, if the Company fails to do so as required upon the request of the Required Holder(s) or the Collateral Agent, sign the Company's name on any such agreements, instruments and documents referred to in the preceding sentences and to deliver such agreements, instruments and documents to such Persons as the Required Holder(s) or the Collateral Agent in their sole discretion may elect."

         1.2. Paragraph 6A(2) of the Note Agreement is amended in its entirety to read as follows:

                  "6A(2). INTEREST COVERAGE RATIO. The Interest Coverage Ratio to be less than (i) 2.00 to 1.00 at the end of the fiscal quarter ending March 31, 2000 or June 30, 2000, (ii) 1.95 to 1.00 at the end of the fiscal quarter ending September 30, 2000, or (iii) 2.00 to 1.00 at the end of any fiscal quarter ending after September 30, 2000."

         1.3. Paragraph 6A(3) of the Note Agreement is amended in its entirety to read as follows:

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

                  "6A(3). DEBT COVERAGE RATIO. The Debt Coverage Ratio to exceed
         (i) 4.00 to 1.00 at any time on or before March 31, 2000, (ii) 4.50 to
         1.00 at any time after March 31, 2000 and on or before June 30, 2000,
         (iii) 4.60 to 1.00 at any time after June 30, 2000 and on or before September 30, 2000, (iv) 4.25 to 1.00 at any time after September 30, 2000 and on or before December 31, 2000, (v) 3.25 to 1.00 at any time after December 31, 2000 and on or before March 31, 2002, or (vi) 3.00 to 1.00 at any time after March 31, 2002."

         1.4. Paragraph 6A of the Note Agreement is amended by adding new paragraph 6A(4) thereto, such paragraph 6A(4) to read as follows:

                  "6A(4). FIXED CHARGE COVERAGE RATIO. The Fixed Charge Coverage Ratio, determined as of the end of any fiscal quarter, to be less than
         (i) 1.40 to 1.00 for the quarter ending March 31, 2000 or June 30, 2000, (ii) 1.45 to 1.0 for the quarter ending September 30, 2000, or
         (iii) 1.50 to 1.00 for any fiscal quarter ending thereafter."

         1.5. Paragraph 6B(1) of the Note Agreement is amended (i) by amending the definition of "Permitted Liens" contained therein to mean the Liens specified in clause (i) - (vii) of paragraph 6B(i), (ii) by renumbering existing clause "(vii)" thereof as clause "(viii)", and (iii) by adding new clause (vii) thereof, such clause (vii) to read as follows:

                           "(vii) Until the Security Interest Release Date,
                  Liens in favor of the Collateral Agent, provided that the Intercreditor Agreement shall be in full force and effect, such Liens, and the Debt secured thereby, shall be subject to the Intercreditor Agreement, and the holders of such Debt shall be parties to the Intercreditor Agreement."

         1.6. Paragraph 6 of the Note Agreement is amended by adding new paragraphs 6C, 6D and 6E thereto, such paragraphs to read as follows:

                  "6C. ACQUISITIONS. The Company will not, nor will it permit any Subsidiary to, make any Acquisition of any Person, except Acquisitions so long as (A) the Company or a Subsidiary shall be the surviving or continuing corporation thereof, so long as any new Subsidiary formed in connection with such Acquisition within sixty (60) days of such Acquisition, either (x) is merged into the Company, or (y) executes a Guaranty limited to the consideration paid by the Company or such Subsidiary in connection with such Acquisition, (B) immediately before and after such merger or Acquisition, no Default or Event of Default shall exist or shall have occurred and be continuing and the representations and warranties contained in paragraph 8 shall be true and correct on and as of the date thereof (both before and after such Acquisition is consummated) as if made on the date such Acquisition is consummated, (C) the aggregate amount paid or payable in cash for (x) all such Acquisitions by the Company during any fiscal year and until March 31, 2002 does not exceed $15,000,000, and (y) all such Acquisitions by the Company after the Effective Date through March 31, 2002 does not exceed $30,000,000, (D) after giving effect to such Acquisition, the Available Aggregate Commitment (as



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

         defined in the Credit Agreement as in effect on the Effective Date) shall be not less than $6,250,000, and (E) prior to the consummation of any such Acquisition which would result in the total consideration paid or to be paid by the Company for Acquisitions since the Effective Date through March 31, 2002 to exceed $3,000,000, the Company shall have provided to the holders of the Notes a certificate of the chief financial officer of the Company (attaching computations and pro forma financial statements to demonstrate pro forma compliance with all financial covenants hereunder both before and after such Acquisition has been completed), stating that (x) such Acquisition complies with this paragraph 6C, (y) the Debt Coverage Ratio, both before and after such Acquisition has been completed, does not exceed 3.00 to 1.00, and
         (z) that any other conditions under this Agreement relating to such transaction have been satisfied. For purposes of calculating consideration to be paid in connection with any Acquisition, the amount of any earn-out which may be paid by the Company in connection with such Acquisition shall be excluded. Notwithstanding the foregoing, the Company and its Subsidiaries may make investments in joint ventures; provided that, from and after the Effective Date and through March 31, 2002, such investments shall not exceed in an aggregate amount (i) $1,000,000 with respect to any joint venture, and (2) $3,000,000 in the aggregate.

                  6D. MOST FAVORED LENDER. Unless otherwise specified in writing by the Required Holder(s), the Company will not, and will not permit any Subsidiary to, agree to, with or for the benefit of the holder(s) of any other Debt of the Company or any Subsidiary in an aggregate outstanding principal amount in excess of $2,000,000 or with or for the benefit of Persons with commitments to provide loans or other financial accommodations to the Company or any Subsidiary in an aggregate amount in excess of $2,000,000, any financial or restrictive covenants or events of default which are more restrictive than, or in addition to, the financial or negative covenants or Events of Default contained in this Agreement, unless the Company has entered into, or has caused such Subsidiary to enter into, an agreement with the holders of the Notes, in form and substance reasonably satisfactory to the holders of the Notes, whereby such financial or negative covenants or events of default are added to this Agreement for the benefit of the Notes, and any conditions precedent to the effectiveness of such agreement have been satisfied; provided, however, that the foregoing provisions shall not require the Company to cause the provisions of Section 6.19.3 of the Credit Agreement, as in effect on the Effective Date, to be added to this Agreement.

                  6E. FINANCIAL CONTRACTS. The Company will not, nor will it permit any Subsidiary to, enter into or remain liable upon any Financial Contract for purposes of financial speculation."

         1.7. Paragraph 7A of the Note Agreement is amended by the following new clauses (xiv) and (xv) thereto:

                           "(xiv) any Guaranty shall cease to be in full force
                  and effect with respect to any Guarantor, any Guarantor shall fail (subject to any applicable grace period) to comply with or to perform any applicable provision of a Guaranty, or any



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

                  Guarantor (or any Person by, through or on behalf of such Guarantor) shall deny in any manner the validity, binding nature or enforceability of a Guaranty with respect to such Guarantor; or

                           (xv) prior to the Security Interest Release Date any
                  Collateral Document shall cease to be in full force and effect in any material respect with respect to the Company or any Guarantor, the Company or any Guarantor shall fail (subject to any applicable grace period) to comply with or to perform any applicable provision of any Collateral Document to which such entity is a party, or the Company or any Guarantor (or any Person by, through or on behalf of the Company or such Guarantor) shall deny in any manner the validity, binding nature or enforceability of any Collateral Document; or"

         1.8. The definition of "Consolidated Cash Flow from Operations" in paragraph 10B of the Note Agreement is amended by adding the following to the end thereof:

         ", adjusted to add back unusual charges not in excess of $2,000,000 recorded during the fiscal quarter ended March 31, 2000 relating to legal fees or a reserve established therefor and the discontinuance of certain product lines of the Company."

         1.9. Clause (ii) of the definition of "Permitted Investments" in paragraph 10B of the Note Agreement is amended by adding the following to the end thereof:

         "; provided that such purchase or acquisition is permitted under paragraph 6C hereof;"

         1.10. Clause (xi) of the definition of "Permitted Investments" in paragraph 10B of the Note Agreement is amended by adding the following to the end thereof:

         "; and further provided that such acquisition is permitted under paragraph 6C hereof."

         1.11. Paragraph 10B of the Note Agreement is amended to delete the term "Credit Agreement" presently appearing therein and to add the following defined terms thereto in appropriate alphabetical order:

                  "ACQUISITION" shall mean any transaction, or any series of related transactions, consummated on or after the Effective Date, by which the Company or any of its Subsidiaries (i) acquires any going business or all or substantially all of the assets of any firm, corporation or limited liability company, or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of related transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership or limited liability company.



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

                  "BANK AGENT" shall mean Bank One, Michigan, in its capacity as agent for the Banks under the Credit Agreement, and its successors and assigns in that capacity.

                  "BANKS" shall mean Bank One, Michigan, PNC Bank, Key Bank, First Merit Bank, Comerica Bank and Fifth Third Bank, Northeastern Ohio, and their respective successors and assigns.

                  "CAPITALIZED LEASE" of a Person shall mean any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

                  "COLLATERAL" shall mean all accounts, accounts receivable, inventory, machinery, equipment, general intangibles, real estate, fixtures and all other tangible or intangible property, real, personal or mixed, of the Company and its Domestic Subsidiaries, whether now owned or hereafter acquired and whether now or hereafter existing.

                  "COLLATERAL AGENT" shall mean Bank One, Michigan, in its capacity as collateral agent under the Intercreditor Agreement, and its successors and assigns in that capacity.

                  "COLLATERAL DOCUMENTS" shall mean the Security Agreement, the Mortgages, and any other agreement, document or instrument in effect on the Effective Date or executed by the Company or any Subsidiary after the Effective Date under which the Company or such Subsidiary has granted a lien upon or security interest in any property or assets to the Collateral Agent to secure all or any part of the obligations of the Company under this Agreement or the Notes or of any Guarantor under any Guaranty, and all financing statements, certificates, documents and instruments relating thereto or executed or provided in connection therewith, each as amended, restated, supplemented or otherwise modified from time to time.

                  "CREDIT AGREEMENT" shall mean the Amended and Restated Credit Agreement, dated as of June 9, 2000, among the Company, CSI Coating Systems, Inc., the Bank Agent and the Banks, as amended, restated, supplemented or otherwise modified from time to time.

                  "DOMESTIC SUBSIDIARY" shall mean any Subsidiary of the Company which is not a Foreign Subsidiary.

                  "EFFECTIVE DATE" shall have the meaning given such term in the June 2000 Modification.

                  "FINANCIAL CONTRACT" shall mean (i) any exchange-traded or over-the-counter futures, forward, swap or option contract or other financial instrument with similar characteristics, or (ii) any Rate Hedging Agreement.



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

                  "FIXED CHARGE COVERAGE RATIO" shall mean, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Cash Flow from Operations plus Rentals paid or payable, minus capital expenditures made, to (b) Fixed Charges, in each case as calculated for the four consecutive fiscal quarters then ending and in each case of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

                  "FIXED CHARGES" shall mean for any period the sum, without duplication, of (a) interest expense during such period, plus (b) all payments of principal and other sums required to be paid during such period with respect to Debt (excluding principal payments on the Notes), plus (c) Rentals paid or payable during such period, plus (d) all dividends, distributions and other obligations paid with respect to any class of capital stock or any dividend, payment or distribution paid in connection with the redemption, purchase, retirement or other acquisition, directly or indirectly, of any shares of capital stock during such period, in each case of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP.

                  "FOREIGN SUBSIDIARY" shall mean each Subsidiary of the Company which is organized under the laws of any jurisdiction other than, and which is conducting the majority of its business outside of, the United States or any state thereof.

                  "GUARANTOR" shall mean, on any day, each Subsidiary that has executed a Guaranty or a counterpart of the Guaranty on or prior to that day.

                  "GUARANTY" shall mean the guaranty executed by various Subsidiaries delivered pursuant to Section 3(b)(ii) of the June 2000 Modification and any other guaranty of the Notes executed by any Subsidiary.

                  "INTERCREDITOR AGREEMENT" shall mean the Intercreditor and Collateral Agency Agreement, dated as of June 9, 2000 among the Bank Agent, the Collateral Agent, the Banks and the holders of the Notes.

                  "JUNE 2000 MODIFICATION" shall mean that certain letter agreement, dated June 9, 2000, between the Company and the holders of the Notes amending this Agreement.

                  "MORTGAGE" shall mean the mortgages, deeds of trust, leasehold mortgages or similar instrument from the Company and various Subsidiaries delivered pursuant to Section 3(b)(iv) of the June 2000 modification.

                  "RATE HEDGING AGREEMENT" shall mean an agreement, device or arrangement providing for payments which are related to fluctuations of interest rates, exchange rates or forward rates, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants.



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

                  "RENTALS" shall mean the aggregate fixed amounts payable under any lease of property (other than a Capitalized Lease) which has an original term (including any required renewals and any renewals effective at the option of the lessor) of one year or more.

                  "SECURITY AGREEMENT" means the Security Agreement among the Company, various Subsidiaries and the Collateral Agent, delivered pursuant to Section 3(b)(iii) of the June 2000 Modification.

                  "SECURITY INTEREST RELEASE DATE" shall mean the date upon which all Liens in favor of the Collateral Agent have been fully released and terminated to the reasonable satisfaction of the Required Holder(s), provided that no Default or Event of Default shall then be in existence.

                  "SIGNIFICANT SUBSIDIARY" means any Subsidiary identified as such on Schedule 10B and any other Subsidiary or Subsidiaries of the Company if considered in the aggregate as one Subsidiary, which would constitute (i) 10% or more of the Company's consolidated total assets; or (ii) 10% or more of the Company's consolidated revenues for the most recent four fiscal quarters.

         1.12. Section 1.3 of the March 29, 1999 letter agreement amending the Note Agreement is deleted effective for each fiscal quarter ending on or after June 30, 2000.

         1.13. In addition to interest accruing on the Notes, the Company agrees to pay to the holder(s) of such Notes a fee (the "Leverage Fee") with respect to each fiscal quarter, beginning with the fiscal quarter ending June 30, 2000, during which the Debt Coverage Ratio equaled or exceeded 2.75 to 1.00 at any time (a "Leverage Event"). The Leverage Fee payable with respect to each Note shall be a dollar amount equal to the product obtained by multiplying (a) Applicable Factor times (b) the "Weighted Dollar Average" of outstanding principal balance of such Note during the applicable quarter in which the Leverage Event occurred. The Leverage Fee shall be payable in arrears and due on the next interest payment due date which falls on or after the last day of the fiscal quarter in which the Leverage Event occurred. With respect to any fiscal quarter, the Leverage Fee shall only be payable for the first Leverage Event to occur in such fiscal quarter (but the Applicable Factor for such fiscal quarter shall be determined as provided below based upon all Leverage Events which occurred during such fiscal quarter). The acceptance of the Leverage Fee by any holder of a Note shall not constitute a waiver of any Default or Event of Default. The "Applicable Factor" for any fiscal quarter shall be equal to (a)
 .0025 if at any time during such fiscal quarter the Debt Coverage Ratio equaled or exceeded 4.00 to 1.00, (b) .001875 if at any time during such fiscal quarter the Debt Coverage Ratio equaled or exceeded 3.50, but at no time during such fiscal quarter did the Debt Coverage Ratio equal or exceed 4.00 to 1.00, and (c)
 .00125 if at no time during such fiscal quarter did the Debt Coverage Ratio equal or exceed 3.50 to 1.00. As used herein, the term "Weighted Dollar Average" shall mean, with respect to any Note, during any fiscal quarter of the Company, a dollar amount determined by adding together the daily outstanding principal balance of such Note during such



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fiscal quarter and dividing the amount thus obtained by the total number of days during such fiscal quarter.

         SECTION 2. REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to each of the undersigned that (a) this letter has been duly authorized, executed and delivered by the Company, (b) each representation and warranty set forth in paragraph 8 of the Note Agreement is true and correct as of the date of the execution and delivery of this letter by the Company with the same effect as if made on such date (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and correct as of such earlier date) and (c) no Default or Event of Default exists and, after giving effect to the amendments to the Note Agreement in
Section 1 hereof, no Event of Default or Default will exist.

         SECTION 3. EFFECTIVENESS. The amendments described in Section 1 above shall become effective as of June 9, 2000 (the "EFFECTIVE DATE") when each holder of a Note executing this letter has received (unless otherwise waived by the Required Holders):

                  (a) the fee referred to in Section 4 below and all costs and expenses of such holder (including reasonable fees and disbursements of special counsel to such holder) in connection with this letter;

                  (b) the following documents, each in a form and substance satisfactory to such holder:

                           (i) counterparts of this letter agreement executed by
                  the Company and the Required Holder(s);

                           (ii) a guaranty, signed by each Domestic Subsidiary
                  (excluding inactive Subsidiaries);

                           (iii) a pledge and security agreement signed by the
                  Company and each Guarantor, together with evidence, satisfactory to the Purchasers, that the Company and each Guarantor have delivered to the Collateral Agent all financing statements and other documents necessary to perfect the Collateral Agent's Lien on all collateral granted under the Security Agreement and all stock certificates, stock powers and other items required to be delivered in connection therewith;

                           (iv) mortgages, deeds of trust, leasehold mortgages
                  or similar instruments, executed by the Company and each Guarantor owning or leasing any real property with respect to all real estate owned or leased by the Company or any Guarantor;

                           (v) the Intercreditor Agreement, signed by the
                  Collateral Agent, the Bank Agent and the Banks and consented to by the Company and the Guarantors; and



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                           (vi) an amendment and restatement of the Credit
                  Agreement executed by the Company, the Agent and the Banks.

                  (c) All corporate and other proceedings in connection with the transactions contemplated by this letter agreement shall be satisfactory to such holder and its counsel, and such holders shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

         SECTION 4. FEES. In consideration of holders of Notes entering into this letter agreement, the Company agrees to pay, on or before the Effective Date, ratably to holders of the Notes in accordance with the respective outstanding principal amounts thereof, an aggregate fee of $ .

         SECTION 5. REFERENCE TO AND EFFECT ON NOTE AGREEMENT. Upon the effectiveness of this letter, each reference to the Note Agreement in any other document, instrument or agreement shall mean and be a reference to the Note Agreement as modified by this letter. Except as specifically set forth in
Section 1 hereof, the Note Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

         SECTION 6. GOVERNING LAW. THIS LETTER SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS OF SUCH STATE WHICH WOULD OTHERWISE CAUSE THIS LETTER TO BE CONSTRUED OR ENFORCED OTHER THAN IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]


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         SECTION 6. COUNTERPARTS; SECTION TITLES. This letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. The section titles contained in this letter are and shall be without substance, meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

                                                     Very truly yours,

                                                     THE PRUDENTIAL INSURANCE COMPANY OF AMERICA



                                                     By:
                                                        ----------------------------------------
                                                        Vice President


AGREED AND ACCEPTED:

CORRPRO COMPANIES, INC.



By:
   --------------------------------------
   Title:


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